FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 October 2009

HSBC AGREES SALE AND LEASEBACK
OF
452 FIFTH AVENUE
,
NEW YORK

HSBC Bank USA NA, a wholly owned subsidiary of HSBC Holdings plc, has agreed the sale and leaseback of its headquarters building at 452 Fifth Avenue in New York for US$330 million in cash. HSBC and 452 Fifth Owners LLC, a special purpose vehicle established for the transaction, have exchanged contracts on the sale of the freehold interest in the property. Under the terms of the agreement, HSBC Bank
USA

has agreed to leaseback the entire building for one year, and floors one to 11 for 10 years
. The headquarters of
HSBC Bank
USA
 will remain in
New York
, one of the world's leading financial centres.

The deal is expected to close in the first quarter of 2010.

Media enquiries to Brendan McNamara on +44 (0) 7991 0655 or at brendan.mcnamara@hsbc.com

Notes to editors:
1.   452 Fifth Avenue
,
New York
452
Fifth Avenue
 tower comprises approximately 865,000 square feet (approximately 80,000 square metres) over 29 storeys of offices, including 28,173 square feet (2,617 square metres) of
Fifth Avenue
 retail space. Photographs are available from the HSBC Press Office on the number above or via email upon request.

2.   452 Fifth Owners LLC
452 Fifth Owners LLC, is a subsidiary of the IDB Group,
Israel
's largest holding company, held equally by Property and Building Corporation Ltd. and Koor Industries Ltd.

3.   HSBC -
North America
HSBC North America Holdings Inc. is one of the top ten financial services companies in the
United States
. HSBC - North America comprises all of HSBC's
U.S.
 and Canadian businesses with assets totalling $481.5 billion at June 30, 2009. The company's businesses serve customers in the following key areas: personal financial services, credit cards, specialty insurance products, commercial banking, private banking, and global banking and markets. HSBC-North America is headquartered in the
Chicago
 suburb of
Mettawa
,
Ill.

4.   The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 05 October 2009